EXHIBIT  16.1



January  16,  2004




Office  of  the  Chief  Accountant
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Ladies  and  Gentlemen:

         We were previously the principal accountants for GT Data Corporation and, under the date of February 20, 2003, we reported on the consolidated balance sheet of GT Data Corporation as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two year period then ended. On January 12, 2004, we resigned as the principal accountants of GT Data Corporation. We have read GT Data Corporation's statements included under Item 4 of its Form 8-K dated
January  16,  2004,  and  we  agree  with  such  statements.

Very  truly  yours,


(signed)  Squar,  Milner,  Reehl  &  Williamson,  LLP